

March 15, 2011

Julie Bell Lindsay, Esq.
General Counsel – Capital Markets and Corporate Reporting
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Re: Citigroup, Inc.
Registration Statements on Form S-3
Filed March 2, 2011
File Nos. 333-172554, 333-172555, and 333-172562

Dear Ms. Lindsay:

We have limited our review of your registration statements to those issues we have addressed in our comment.

Please respond to this letter by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response, we may have additional comments.

1.   We note that the legality opinions filed with the registration statements are qualified. Please confirm that you will file unqualified legality opinions in a Form 8-K or by post-effective amendment in connection with each take-down, including take-downs under medium term note programs. We also note that you have automatic shelf registration statements currently in place and that you have filed a number of prospectus supplements pursuant to Rule 424(b)(2). It does not appear that you have filed unqualified legality opinions for the securities offerings covered by your automatic shelf registration statements. Please file the unqualified opinions in a Form 8-K or by post effective amendment. Please see Securities Act Rules Compliance and Disclosure Interpretation 212.05 as guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

You may contact Michael Seaman, Special Counsel, at (202) 551-3366 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief